

January 11, 2011

Dr. Murray Friedman
Chief Executive Officer
Preventia, Inc.
8900 W. Olympic Blvd, Suite 150
Beverly Hills, CA 90211

> **Re:** **Preventia, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 15, 2010**
> **File No. 333-171104**

Dear Dr. Friedman:

We have reviewed the above filing and your response letter dated December 14, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   You indicate that the offering is being conducted on a best efforts, no minimum basis, yet you have presented information in the table at the bottom of the cover page as if all of the shares offered by the company will be sold. Please delete the table, as it is likely to suggest to investors that all shares will be sold and that the proceeds to the issuer in the amount specified will be received.

2.   Please state prominently on the cover page of your prospectus that your auditors have issued a going concern opinion. In addition, clarify that this registration statement constitutes the initial public offering of Preventia, Inc.'s common stock.

Prospectus Summary, page 5

3.   Please revise your disclosure to clarify the current status of your business development. Briefly discuss what has been accomplished and what remains to be accomplished for

you to develop a product and generate revenues. Clarify that you have not yet engaged in any material operations nor generated any revenues to date. This comment also applies to your Business Operations section.

Risk Factors

General

4.   Please add a risk factor that discusses the uncertainties related to the developmental status of your product. It appears that the company has not yet developed a marketable product and that substantial additional development work will be required. Concisely describe the minimum timeframe and the amount of funds which you will need to complete development. In addition, revise your risk factors that suggest that you currently have a marketable product. For example, on page 12, you state that you have "detected defects in the past and have corrected them as quickly as possible" and that your products "are sold" into demanding markets.

5.   Given that this is a best efforts, no minimum offering, please add a risk factor that indicates that you may not receive sufficient proceeds to fund planned operations or even cover the costs of the offering. Discuss the impact on the company and its planned operations if you are unable to raise sufficient funds or obtain alternate financing.

6.   It appears that there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

"We cannot offer any assurance as to our future financial results…," page 6

7.   You indicate that you have not received "substantial income from operations to date." Please clarify as you do on page 29 that you have "not generated any revenues from operations."

"The industry is highly competitive….," page 8

8.   Your disclosure here, and elsewhere in the registration statement, suggests that the company has current customers. You also state on page 13 that you have begun concentrating on "developing international sales." Such statements appear inconsistent with other disclosure in the prospectus that the company has not yet commenced its planned operations. Please revise your registration statement to clearly discuss the current status of the company's business, including the number of current customers and the extent to which you have initiated marketing plans, internationally or otherwise.

Ensure that your disclosure does not refer to or imply the existence of a developed or mature product or business.

Plan of Distribution, page 16

9. You indicate that the price of your common stock on the OTCBB is below $5, yet your stock is not quoted on the OTCBB. Please revise your disclosure accordingly.

Business Operations, page 17

General

10. Please revise your disclosure to focus on the company's activities since inception. Discuss what you have accomplished to date and what you must accomplish to become a revenue generating business. Describe any identified milestones and the minimum time which you estimate will be required to complete product development, add customer service and technical support, begin marketing and generate sales. Address the material expenses and uncertainties that you expect would impact those plans.

11. Please provide support for the third-party statements in your prospectus which you footnote. Supplementally provide us with the relevant portions of the materials that you reference. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Competition, page 27

12. We note that you cite several dominant companies in the industry. Please describe the company's relative competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Employees, page 29

13. You indicate that you have no full or part-time employees. Yet elsewhere you discuss the critical role of your officers, Messrs. Friedman and Katz. If such persons are not employees of the company, please clarify the status of their relationship with the company.

14. You indicate that Messrs. Friedman and Katz are each currently involved in other businesses. Please specify the minimum amount of business time per week each executive officer devotes to the business of Preventia, Inc. Consider adding a risk factor that alerts investors to a potential conflict of interest and disclose any policies or procedures for the review and approval of any transactions that may cause a conflict of interest.

Reports to Security Holders, page 29

15.   You indicate that you intend to become a "fully reporting company." It appears as
though the company will only be subject to the periodic reporting obligations imposed by
Section 15(d) of the Securities Exchange Act of 1934. As such, please remove any
references to the company as "fully reporting," or advise. Further, consider adding a risk
factor that you will only be subject to the periodic reporting obligations imposed by
Section 15(d) of the Securities Exchange Act of 1934, and not be subject to the proxy
rules, Section 16 short-swing profit provisions, going-private regulation, beneficial
ownership reporting, and the bulk of the tender offer rules. The risk factor should explain
the limited nature of the company's required reporting obligations and how those
responsibilities vary from other duties imposed on fully reporting entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
31

Liquidity and Capital Resources, page 32

16.   Since you indicate that you do not have sufficient resources to fund planned operations,
state the minimum number of months that you expect to be able to conduct planned
operations and to satisfy your obligations using currently-available capital resources. In
addition, quantify the anticipated costs and amount of additional capital that will be
needed in order to fund the company's projected operations and satisfy its obligations for
a minimum of twelve months from the date of the prospectus. Address any material costs
associated with becoming a publicly reporting company and how you intend to pay for
such expenses. Quantitative information regarding your financial requirements is
necessary to enable investors to assess the company's financial condition and the
likelihood it will be able to pursue its business plan. For guidance, see Section III.C of
SEC Release No. 33-6835, available on our website at
http://www.sec.gov/rules/interp/33-6835.htm.

Plan of Operations, page 32

17.   Please expand your discussion to provide more detailed information regarding your plan
of operations over the next twelve-month period. You should address how your business
goals and objectives will change based on the size of your completed offering and net
proceeds actually received. Further, discuss each of your planned activities and each
material event or step required to pursue each of your planned activities. To the extent
you discuss future plans, such as hiring engineers or developing your products and
website, the discussion should be balanced to include time frames for implementing such
plans and any uncertainties or obstacles involved before the planned operations can
commence.

18.   You indicate that you are attempting to "commence sales to raise needed cash for the remainder of the year..., supplemented by officer advances." Please clarify your reference to "sales." Disclose whether you have a commitment from your management to provide such funding and the amount that you expect to receive. Explain how the company intends to handle its liquidity needs if additional funding from these sources is not available.

Involvement in Certain Legal Proceedings, page 35

19.   Please note that Item 401(f) of Regulation S-K requires that the involvement in legal proceedings disclosure be provided with respect to the most recent ten-year period. Revise accordingly. Refer to SEC Release No. 33-9089, Proxy Disclosure Enhancements.

Certain Relationships and Related Transactions, page 36

20.   Please identify the promoters of the company and disclose all transactions involving such persons required by Item 404(d)(2) and Item 401(g) of Regulation S-K. Refer to the definition of "promoter" in Rule 405 of Regulation C.

21.   On page 29, you disclose that the company leases property from its sole director for $500 per month. Please advise what consideration you gave to disclosing the terms of this transaction pursuant to Item 404(d)(1) of Regulation S-K.

Financial Statements

Independent Auditors' Report, page 41

22.   Please have the auditors revise the title of the audit report to "Report of Independent Registered Public Accounting Firm." Refer to the illustrative audit report contained in the appendix to PCAOB Auditing Standard No. 1. Please also have the title of the auditors' consent revised accordingly.

Item 16. Exhibits and Financial Statement Schedules, page 51

23.   It appears that you have not properly filed the Articles of Incorporation as Exhibit 3.1. Please file a complete and unredacted version of the Articles of Incorporation.

Item 17. Undertakings, page 51

24.   We note that you have not included the undertaking specified in Item 512(a)(6) of Regulation S-K, which relates to primary offerings of securities by an issuer. Please advise or revise your disclosure to add the foregoing undertaking.

Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3453.

Sincerely,

Jan Woo
Staff Attorney

cc: Via Facsimile: (303) 482-2731
        Jody Walker, Esq.